# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Agroz Inc., CIK 0002009233
CUSIP: G0136M101
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: No. 2, Lorong Teknologi 3/4A, Taman Sain, Kota Damansara,47810 Petaling Jaya,, Selangor, Malaysia (N8), 47810
Date of event which requires filing of this statement: 10/01/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002093042

## Reporting persons
- Say Kiat Au: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,098,900; shared voting power 0; sole dispositive power 1,098,900; shared dispositive power 0; aggregate amount beneficially owned 1,098,900 (5.07% of the class)
  Comment: Based on 21,673,485 Ordinary Shares issued and outstanding as of October 1, 2025.

## Item 1. Issuer
Name of issuer: Agroz Inc.
Address of issuer's principal executive offices: No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara,47810 Petaling Jaya, Selangor, Malaysia, 47810

## Item 2. Person Filing
Name of person filing: Say Kiat Au
Address of principal business office or, if none, residence: No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara,47810 Petaling Jaya, Selangor, Malaysia, 47810
Citizenship: Malaysia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Mr. Au beneficially owns 1,098,900 shares of Ordinary Shares.
Percent of class: The percentage of the Ordinary Shares set forth herein represents 5.07% based on 21,673,485 Ordinary Shares as of October 1, 2025.
Sole power to vote or to direct the vote: 1,098,900
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,098,900
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Say Kiat Au: /s/ Say Kiat Au, Say Kiat Au (11/03/2025)